Free Writing Prospectus
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Nos. 333-173283 and
333-173479

6,009,655 Ordinary Shares

On April 14, 2011, SodaStream International Ltd. (the “Company”) priced a public offering of its ordinary shares. This free writing prospectus contains information regarding the pricing and reflects an increase in the number of shares being offered by the selling shareholders of 1,009,655 shares in the base offering and 151,448 shares in the over-allotment option. The number of shares being offered by the Company remains unchanged at 1,200,000 shares.

Issuer
SodaStream International Ltd.
Symbol/Exchange
SODA/Nasdaq Global Select Market
Total offering size
$261.4 million
Shares offered by us
1,200,000 ordinary shares
Shares offered by selling shareholders
4,809,655 ordinary shares
Ordinary shares to be outstanding after this offering
19,903,229 ordinary shares
Over-allotment shares offered by certain selling shareholders
901,448 ordinary shares
Price to public
$43.50 per share
Net proceeds to us after deducting underwriting discounts and estimated offering expenses
We estimate that we will receive net proceeds, after deducting the underwriting discount and estimated offering expenses, of $49.1 million from the sale by us of ordinary shares in this offering.
Sales of shares by executive officers
The shares being offered by the Company’s executive officers represent less than 20% of the ordinary shares underlying each such officer’s vested and unvested options (24% if the underwriters’ overallotment option is exercised in full) other than with respect to two executive officers with respect to whom such percentage is 23% (30% if the underwriters’ overallotment option is exercised in full).
Expected closing date
April 19, 2011
Underwriters
J.P. Morgan Securities LLC Deutsche Bank Securities Inc. William Blair & Company, LLC Oppenheimer & Co. Stifel Nicolaus & Company, Incorporated Roth Capital Partners, LLC

Principal and Selling Shareholders

Set forth below is an updated principal and selling shareholders table reflecting the additional shares being offered by certain selling shareholders and the possible sale of shares by certain selling shareholders pursuant to the overallotment option granted to the underwriters by such selling shareholders.

	Shares Beneficially Owned Prior to Offering		Number of Shares Offered	Shares Beneficially Owned After the Offering		Number of Shares to be Sold if Underwriters’ Option is Exercised in Full	Shares Beneficially Owned After the Offering if Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	Percentage		Number	Percentage		Number	Percentage
5% shareholders
Fortissimo Capital Fund GP, L.P.(1)	5,159,451	27.9%	2,298,977	2,860,474	14.4%	589,689	2,270,785	11.4%
Real Property Investment Limited(2)	3,132,555	17.0%	995,222	2,137,333	10.7%	—	2,137,333	10.7%
Kendray Properties Ltd.(3)	1,876,080	10.2%	835,955	1,040,125	5.2%	214,422	825,703	4.1%
Clemente Corsini(4)	931,969	5.0%	232,549	699,420	3.5%	—	699,420	3.5%
Other selling shareholders
Keswick Properties Ltd.(5)	469,020	2.5%	208,988	260,032	1.3%	53,605	206,427	1.0%
Executive officers and directors
Yuval Cohen(6)(1)	5,159,451	27.9%	2,298,977	2,860,474	14.4%	589,689	2,270,785	11.4%
Maurice Benady(7)	2,345,100	12.7%	1,044,943	1,300,157	6.5%	268,027	1,032,130	5.2%
Eytan Glazer	––	––	—	—	—	—	—	—
Lauri A. Hanover	––	––	—	—	—	—	—	—
Marc Lesnick(6)(1)	5,159,451	27.9%	2,298,977	2,860,474	14.4%	589,689	2,270,785	11.4%
David Morris(8)	––	––	—	—	—	—	—	—
Daniel Birnbaum(9)	659,341	3.4%	181,425	477,916	2.3%	25,835	452,081	2.2%
Daniel Erdreich	64,522	*	23,948	40,574	*	7,581	32,993	*
Yonah Lloyd	*	*	—	*	*	—	*	*
Tali Haim	13,953	*	5,078	8,875	*	1,607	7,268	*
Yossi Azarzar	64,522	*	23,208	41,314	*	7,346	33,968	*
Eyal Shohat	*	*	—	*	*	—	*	*
Rachelle Ostro	11,337	*	4,305	7,032	*	1,363	5,669	*
All executive officers and directors as a group (13 persons)	8,326,947	43.2%	3,581,884	4,745,063	23.2%	901,448	3,843,615	18.8%

* Less than 1%.

(1) Fortissimo Capital Fund GP, L.P. is a Cayman Island limited partnership, which serves as the general partner of each of the following three parallel partnerships each of which holds the amount of shares set forth next to its name: (a) Fortissimo Capital Fund (Israel), L.P., an Israeli limited partnership: 4,665,364 ordinary shares; (b) Fortissimo Capital Fund (Israel-DP), L.P., an Israeli limited partnership: 333,392 ordinary shares; and (c) Fortissimo Capital Fund, L.P., a Cayman Island limited partnership: 160,695 ordinary shares. The general partner of Fortissimo Capital Fund GP, L.P. is Fortissimo Capital (GP) Management, Ltd., a Cayman Island corporation, which is controlled by Yuval Cohen, one of our directors. Mr. Cohen disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The principal address of Fortissimo Capital is 14 Hamelacha St., Park Afek, Rosh Haayin 48091, Israel.

(2) Consists of 3,132,555 ordinary shares, which are held of record by Real Property Investment Limited, a Liberian company, whose shares are held 50% by Cosign Nominees Limited and 50% by Spread Nominees Limited as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being certain of the remoter issue of Conrad Morris, who is the father of our director David Morris. Real Property Investment Limited is a private company and is ultimately controlled by its board of directors, currently consisting of Michael Thomas Cahill, Peter Francis Griffin and Roy Frank Le Hegarat. The directors of Real Property Investment Limited have the power to vote and dispose of the ordinary shares held by Real Property Investment Limited. The principal address of Real Property Investment Limited is c/o Justin Jager, Intertrust International Management Ltd., PO Box 119, Martello Court, Admiral Park, St Peter Port, Guernsey GY1 3HB, Channel Islands.

(3) Consists of 1,876,080 ordinary shares, which are held of record by Kendray Properties Ltd (“Kendray”), a company incorporated in Gibraltar, whose shares are held by Line Nominees Limited as bare Trustee for Trazer Limited as to 25.05% (“Trazer”), Helen Holdings Limited as to 25.00% (“Helen Holdings”) and The Brooklands 2002 Settlement the remaining 49.95%. Trazer is a fully owned subsidiary of The Sorrento Trust (“Sorrento”), whose trustees are Belvedere Trustees Limited (“Belvedere”). The directors of Belvedere are Nadine Marie Collado, Raquel Moss, Lesley Anne Nuttall and Christopher George White. The class of potential beneficiaries of Sorrento currently consists of

Elizabeth Cheryl Bloom, Raphael David Noe and Steven Michael Noe. The shares of Helen Holdings are held by Line Holdings Limited as bare nominee for Line Trust Corporation Limited (“LTCL”), a professional trustee company constituted under the laws of Gibraltar, in its capacity as trustee of a discretionary settlement, The Helen Trust (the “Helen Trust”). The directors of LTCL are Moshe J. Anahory, Juan X. Chincotta, Albert A. Mena, Peter C. Montegriffo, Raquel Moss and Desmond R. Reoch. The Trustees of the Helen Trust are also Belvedere. The potential beneficiary of the Helen Trust is currently Elisabeth Smith. The Trustees of The Brooklands 2002 Settlement (“Brooklands”) are LTCL and Maurice Moses Benady, one of our directors. The class of potential beneficiaries of Brooklands currently consists of Elizabeth Cheryl Bloom, Raphael David Noe and Steven Michael Noe. The board of directors of Kendray, consisting of Moshe Jaacov Anahory, Maurice Moses Benady and Christopher George White, has the power to vote and dispose of the ordinary shares held by Kendray. Each such individual disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The principal address of Kendray is 57/63 Line Wall Road, Gibraltar.

(4) The address for Mr. Corsini is Rue du Coq, 94a, B-1180 Brussels, Belgium.

(5) Consists of 469,020 ordinary shares, which are held of record by Keswick Properties Ltd (“Keswick”), a company incorporated in Gibraltar, whose shares are held by Line Nominees Limited (“LNL”) as bare Trustee for Hargate Holdings Limited (“Hargate”). The shares in Hargate are all held by LNL as bare Trustee for the Trustees of the Gerona Resettlement (“Gerona”). The trustees of Gerona are Line Trust Corporation Limited (“LTCL”), a professional trustee company constituted under the laws of Gibraltar. The class of potential beneficiaries of Gerona currently consists of certain charitable institutions, the Feurth Settlement and the remoter issue of Patrice B. Klein, who currently are Daniel Klein, Francoise Klein, Gabrielle Klein and Karen Klein. The directors of LTCL are Moshe J. Anahory, Juan X. Chincotta, Albert A. Mena, Peter C. Montegriffo, Raquel Moss and Desmond R. Reoch. The board of directors of Keswick, consisting of Moshe Jaacov Anahory, Maurice Moses Benady and Christopher George White, has the power to vote and dispose of the ordinary shares held by Keswick. Each such individual disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The principal address of Keswick is 57/63 Line Wall Road, Gibraltar.

(6) Consists of 5,159,451 shares held by Fortissimo Capital. Each such individual is a partner of Fortissimo Capital, sits on Fortissimo Capital’s Investment Committee which has voting and investment power with respect to such shares and, therefore, may be deemed to have beneficial ownership of the shares owned by Fortissimo Capital. However, each such individual disclaims any such beneficial ownership, except to the extent of his pecuniary interest therein.

(7) Consists of 1,876,080 shares held by Kendray Properties Ltd. and 469,020 shares held by Keswick Properties Ltd. Mr. Benady is a director of both companies, shares voting and investment power and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Benady’s address is 57/63 Line Wall Road, Gibraltar.

(8) The address for Mr. Morris is c/o PC Clothing Ltd., 55-57 Holmes Road, London NW5 3AN, United Kingdom.

(9) Consists of options to purchase 659,341 shares which are currently exercisable or exercisable within 60 days of the date hereof.

* * *

This communication shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The issuer has filed registration statements (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in those registration statements and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (866)-803-9240 or Deutsche Bank Securities Inc. at (800) 503-4611. You may also access the issuer’s most recent preliminary prospectus dated April 8, 2011 included in Amendment No. 1 to the registration statement on Form F-1 Registration (No. 333-173283) and incorporated into the issuer’s registration statement on Form F-1 (No. 333-173479) through the following link: http://www.sec.gov/Archives/edgar/data/1502916/000114420411021195/v217798_jp-f1a.htm.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.